# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TRUPANION, INC., CIK 0001371285
CUSIP: 898202106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6100 4TH AVENUE SOUTH, SUITE 400, SEATTLE, Washington (WA), 98108
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001575677

## Reporting persons
- FLOSSBACH VON STORCH SE: type of reporting person: investment adviser (IA), parent holding company or control person (HC); citizenship or place of organization: Germany (2M); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Flossbach von Storch Invest S.A.: type of reporting person: investment adviser (IA); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: TRUPANION, INC.
Address of issuer's principal executive offices: 6100 4TH AVENUE SOUTH, SUITE 400, SEATTLE, WASHINGTON, 98108

## Item 2. Person Filing
Name of person filing:
Flossbach von Storch SE

Flossbach von Storch Invest S.A.
Address of principal business office or, if none, residence:
Flossbach von Storch SE
Ottoplatz 1
50679 Cologne
Germany

Flossbach von Storch Invest S.A.
2, rue Jean Monnet
L-2180
Luxembourg
Citizenship:
Germany

Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Flossbach von Storch SE 0 shares
Flossbach von Storch Invest S.A. 0 shares
Percent of class:
Flossbach von Storch SE 0%
Flossbach von Storch Invest S.A. 0%
Sole power to vote or to direct the vote:
Flossbach von Storch SE 0 shares
Flossbach von Storch Invest S.A. 0 shares
Shared power to vote or to direct the vote:
Flossbach von Storch SE 0 shares
Flossbach von Storch Invest S.A. 0 shares
Sole power to dispose or to direct the disposition:
Flossbach von Storch SE 0 shares
Flossbach von Storch Invest S.A. 0 shares
Shared power to dispose or to direct the disposition:
Flossbach von Storch SE 0 shares
Flossbach von Storch Invest S.A. 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13G dated February 4, 2025 relating to the Common Stocks of TRUPANION, INC. shall be filed on behalf of the undersigned.

Flossbach von Storch SE

By: /s/ Dr. Till Schmidt
Title: Managing Director

Flossbach von Storch Invest S.A.

By: /s/ Christian Schlosser
Title: Board Member

By: /s/ Markus Mueller
Title: Board Member

EXHIBIT B

Flossbach von Storch Invest S.A. is the relevant entity for which Flossbach von Storch SE may be considered a parent holding company.

## Signatures
- FLOSSBACH VON STORCH SE: Dr. Till Schmidt, Managing Director (02/04/2025)
- Flossbach von Storch Invest S.A.: Christian Schlosser, Board Member (02/04/2025)
- Flossbach von Storch Invest S.A.: Markus Mueller, Board Member (02/04/2025)